EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the First Quarter Ended March 31, 2020
ACHESON, Alberta, May 6, 2020 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2020.
Financial Highlights of the First Quarter Ended March 31, 2020

•	Revenue for the quarter was $198.8 million, compared to $186.4 million for the same period in the prior year, an increase of $12.4 million (or 7%).

•	Adjusted EBITDA for the quarter was $59.9 million, compared to $52.1 million for the same period in the prior year, an increase of $7.9 million (or 15%).

•	Adjusted EPS for the quarter was $0.70, compared to $0.50 for same period in the prior year, an increase of $0.20 (or 40%).

•	Free cash flow for the quarter was $9.4 million, compared to $(5.3) million for the same period in the prior year, an increase of $14.7 million.

•	Total liquidity at quarter-end was of $107.7 million, compared to $114.6 million at December 31, 2019, a decrease of $6.9 million.
NACG Chairman and CEO, Martin Ferron, commented: “I will look back on Q1 2020 when, firing on all cylinders, my amazing team of employees put up numbers to be immensely proud of. Going forward in an economy decimated by the COVID-19 virus, shareholders should take comfort in the fact that we are battle hardened from previous dealings with perils in our operating environment, especially in the late 2014 to 2016 timeframe. I contend that we are strong operators in any market conditions, good to difficult.
Unfortunately, it is the latter condition that has prevailed from around March 15. Consequently, we are expecting a slow but modestly profitable Q2 as we apply best efforts to help our customers mitigate the direct and indirect impacts of the dreaded virus. Hopefully, we will return to a more normal work environment as the year progresses and will update our outlook accordingly.”
Mr. Ferron added, “We have adequate liquidity and a manageable debt level, especially after the call of the convertible debenture that occurred early in Q2. We will keep an iron grip on what we can control and a wary eye on what we cannot influence. As with the last downturn, we will emerge stronger at the end of this one.”
Other Highlights of the Quarter Ended March 31, 2020

•	In January 2020, construction of a component rebuild shop in Acheson was completed to enhance maintenance capabilities for both our internal need and external customers.

•	On January 30, 2020, a management services agreement for coal mine operation in Texas, USA was executed with formal handover from the existing manager planned for latter Q2 2020.

EXHIBIT 99.1

•
On March 9, 2020, we announced our intention to commence a normal course issuer bid ("NCIB") to purchase for cancellation up to 2,300,000 common shares in the capital. This represented approximately 8.3% of the issued and outstanding common shares as of March 3, 2020. The NCIB commenced on March 12, 2020 and will terminate no later than March 11, 2021.

Early Q2 2020 Highlights

•
On April 6, 2020, our 5.50% convertible debentures due March 31, 2024 were redeemed in accordance with the original terms. The redemption was satisfied through issuance of 4,583,655 voting common share and all accrued and unpaid interest was paid in cash.

Declaration of Quarterly Dividend
On May 5, 2020, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of four Canadian cents ($0.04) per common share, payable to common shareholders of record at the close of business on May 29, 2020. The Dividend will be paid on July 3, 2020 and is an eligible dividend for Canadian income tax purposes.
Consolidated Financial Highlights

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2020	2019	Change
Revenue	$198,817	$186,408	$12,409
Project costs	60,117	70,491	(10,374)
Equipment costs	71,741	57,053	14,688
Depreciation	32,308	29,281	3,027
Gross profit(i)	$34,651	$29,583	$5,068
Gross profit margin(i)	17.4%	15.9%	1.5%
General and administrative expenses (excluding stock-based compensation)	8,670	8,820	(150)
Stock-based compensation (benefit) expense	(6,863)	5,978	(12,841)
Interest expense, net	5,528	5,461	67
Net income and comprehensive income available to shareholders	$19,035	$7,181	$11,854

Adjusted EBITDA(i)(ii)	$59,933	$52,070	$7,863
Adjusted EBITDA margin(i)	30.1%	27.9%	2.2%

Per share information
Basic net income per share	$0.74	$0.29	$0.45
Diluted net income per share	$0.67	$0.25	$0.42
Adjusted EPS(i)	$0.70	$0.50	$0.20
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in an increase of $0.2 million in adjusted EBITDA for the three months ended March 31, 2019.
Results for the Three Months Ended March 31, 2020
For the three months ended March 31, 2020, revenue was $198.8 million, up from $186.4 million in the same period last year. The revenue growth in the current year is largely attributable to the increased volume and strong ramp up of the winter work programs at the Aurora and Millennium mines and an increase in incremental work at the Fort Hills mine. New work this quarter included civil construction services work at Mildred Lake and equipment rentals at the Fort Hills mine. Adding to the strong quarter was revenue from the operations support contract at the coal mine in Wyoming, which began in Q2 of prior year. These increases were partially offset by reduced revenue from the completion of the heavy civil construction work assumed from the Fort Hills legacy contract which ended in late Q4 2019, decreased activity on several sites due to current market conditions and the completion of the Highland Valley Copper mine contract in Q4 2019.
For the three months ended March 31, 2020, gross profit was $34.7 million, or 17.4% gross profit margin, up from $29.6 million, or 15.9% gross profit margin, in the same period last year.

EXHIBIT 99.1

The increase was a direct result of the higher revenue earned in the current year from the impact improved operating conditions on the utilization of the equipment fleet. Despite reduced activity at several mine sites in the latter half of March, we achieved improved gross profit margin from increased operating efficiency primarily due to favourable winter weather and the correlated haul road conditions. Year over year, the margins at the Fort Hills mine significantly improved as the two unfavourable legacy contracts were completed in Q1 2019. Additionally, margins continue to be impacted by increased repair and maintenance costs related to the fleet acquired in Q4 2018.
For the three months ended March 31, 2020, depreciation was $32.3 million (or 16.3% of revenue), up from $29.3 million (or 15.7% of revenue) in the same period last year. The increase in current period depreciation was primarily driven by increased equipment fleet use. Depreciation as a percent of revenue was higher in the quarter due to a specific one-time facility write-down of $1.8 million included in depreciation expense, required due to the impact of the suppressed economic environment.
For the three months ended March 31, 2020, we recorded operating income of $32.5 million, up from $14.5 million for the same period last year. General and administrative expense, excluding stock-based compensation, was $8.7 million (or 4.4% of revenue) for the quarter, down slightly from $8.8 million (or 4.7% of revenue) for the same period last year. Stock-based compensation expense decreased $12.8 million compared to the prior year due to the fluctuation in share price related to our liability classified deferred stock units.
For the three months ended March 31, 2020, we recorded $19.0 million of net income and comprehensive income available to shareholders (basic net income per share of $0.74 and diluted net income per share of $0.67), compared to $7.2 million of net income and comprehensive income available to shareholders (basic net income per share of $0.29 and diluted net income per share of $0.25) recorded for the same period last year.
Cash provided by operating activities prior to change in working capital for the three months ended March 31, 2020 was $54.5 million, compared to cash provided by operating activities prior to change in working capital of $44.7 million for the three months ended March 31, 2019. The increase in cash flow in the current period is largely a result of improved gross profit.
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2020 for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q1 2020 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.

EXHIBIT 99.1

Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended March 31, 2020 tomorrow, Thursday, May 7, 2020 at 9:00 am Eastern Time (7:00 am Mountain Time).
The call can be accessed by dialing:
Toll free: 1-877-648-7976
International: 1-617-826-1698
A replay will be available through June 7, 2020, by dialing:
Toll Free: 1-855-859-2056
International: 1-404-537-3406
Conference ID: 2681391
A slide deck for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
www.nacg.ca/conference-calls/
For those unable to listen live, a replay will be available using the link provided above until June 7, 2020.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. We use non-GAAP financial measures such as "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "senior debt", "cash provided by operating activities prior to change in working capital" and "free cash flow". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.
"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

EXHIBIT 99.1

“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.
“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

EXHIBIT 99.1

"Free cash flow" is defined as cash from operations less cash used in investing activities (including finance lease additions but excluding cash used for growth capital expenditures, cash used for / provided by acquisitions and proceeds from equipment sale and leaseback). We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Net income and comprehensive income available to shareholders	$19,035	$7,181
Adjustments:
Loss on disposal of property, plant and equipment	157	44
Stock-based compensation (benefit) expense	(6,863)	5,978
Restructuring costs	—	1,442
Unrealized loss on derivative financial instruments	2,210	—
Write-down on assets held for sale	1,800	—
Tax effect of the above items	1,677	(1,978)
Adjusted net earnings(i)	18,016	12,667
Adjustments:
Tax effect of the above items	(1,677)	1,978
Interest expense, net	5,528	5,461
Income tax expense	5,994	2,475
Equity earnings in affiliates and joint ventures(ii)	(460)	—
Equity investment EBIT(i)(ii)	560	—
Adjusted EBIT(i)(ii)	27,961	22,581
Adjustments:
Depreciation	32,308	29,281
Write-down on assets held for sale	(1,800)	—
Amortization of intangible assets	442	208
Equity investment depreciation and amortization(i)(ii)	1,022	—
Adjusted EBITDA(i)(ii)	$59,933	$52,070
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT of $0.2 million and $0.2 million in adjusted EBITDA for the three months ended March 31, 2019.
We have included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months ended March 31, 2020.

	Three months ended
	March 31,
(dollars in thousands)	2020	2019
Equity earnings in affiliates and joint ventures	$460	$—
Adjustments:
Interest expense, net	52	—
Income tax expense	48	—
Equity investment EBIT(i)(ii)	$560	$—

Depreciation	$989	$—
Amortization of intangible assets	33	—
Equity investment depreciation and amortization(i)(ii)	$1,022	$—
(i)See "Non-GAAP Financial Measures".
(ii)In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT of $0.2 million and $0.2 million in adjusted EBITDA for the three months ended March 31, 2019.

EXHIBIT 99.1

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the quarter ended March 31, 2020. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca